Exhibit 99.1

July 7, 2015

Globant Announces Commencement of Secondary Offering

San Francisco, CA / July 7, 2015 - Globant S.A. (NYSE: GLOB), a new-breed technology services provider focused on delivering innovative software solutions, today announced that certain of its shareholders have commenced a secondary public offering of 3,500,000 common shares of Globant. The selling shareholders also intend to grant the underwriters a 30-day option to purchase up to 525,000 additional common shares. Globant is not offering any common shares in the offering and will not receive any proceeds from the sale of the common shares.

J.P. Morgan Securities LLC, Citigroup Global Markets Inc. and Jefferies LLC are acting as joint book-running managers of the offering. William Blair & Company, L.L.C., Cowen and Company, LLC and LOYAL3 Securities, Inc. are acting as co-managers of the offering.

The offering will be made only by means of a prospectus. A copy of the preliminary prospectus relating to the offering may be obtained from: J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling (866) 803-9204, or from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by calling (800) 831-9146.

A registration statement, including a prospectus, which is preliminary and subject to completion, relating to these securities has been filed with the Securities and Exchange Commission, but has not yet become effective. These securities may not be sold, nor may offers to buy be accepted, prior to the time that the registration statement becomes effective, and, even then, the securities may only be sold pursuant to the registration statement and final prospectus. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Globant

Globant (NYSE: GLOB) is a new-breed technology services provider focused on delivering innovative software solutions by leveraging emerging technologies and trends.  Globant combines the engineering and technical rigor of IT services providers with the creative approach and culture of digital agencies. Customers select Globant as the place where engineering, design and innovation meet scale.  In only 12 years, Globant has grown into a company with more than 4,000 professionals working for customers like Google, eBay Classifieds Group, JWT, EA and Coca-Cola, among others, has been recognized as one of the Top 10 Most Innovative Companies in South America by FastCompany, was included in the 2010 Cool Vendor in Business Process Services Report by Gartner, and has been featured in case studies at Harvard, MIT and Stanford.

Investor Relations Contact:

Juan Urthiague, Globant

investors@globant.com

(877) 215-5230

Media Contact:

Wanda Weigert, Globant

pr@globant.com

(877) 215-5230

Source: Globant